VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

AFT Choice Plus

Supplement Dated August 2, 2004 to
Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information each dated May 1, 2004

The information in this supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and the Statement of Additional Information (SAI) each dated May 1, 2004. You should read this supplement along with the Contract Prospectus, Contract Prospectus Summary and the SAI.

Effective August 2, 2004, the following funds will no longer be available as funding options: Janus Adviser Balanced Fund (Class I) and Janus Adviser Flexible Income Fund (Class I). All references to these funds are deleted from the Contract Prospectus, Contract Prospectus Summary and the SAI.

Effective August 6, 2004, the name of ING VP Bond Portfolio will change to ING VP Intermediate Bond Portfolio. Effective August 6, 2004, all references to ING VP Bond Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are replaced with ING VP Intermediate Bond Portfolio.

The following is added to the section entitled "Death Benefit – During the Accumulation Phase" in the Contract Prospectus on page 26 and to the section entitled "Death Benefit – Payment During the Accumulation Phase" in the Contract Prospectus Summary.

The contract provides a guaranteed death benefit if the contract beneficiary elects a lump-sum distribution or an income phase payment option within six months of your death. The guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at our USFS Customer Service Center; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account, and any outstanding loan amount.